Exhibit 99.4

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS UNDER IFRS

AS OF AND FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2015

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

( in millions, except share and per share data, unless otherwise stated)

		As of March 31,	As of December 31,
	Notes	2015	2015	2015
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)
ASSETS
Goodwill	5	68,078	75,361	1,139
Intangible assets	5	7,931	8,274	125
Property, plant and equipment	4	54,206	57,360	867
Derivative assets	13,14	736	237	4
Available for sale investments	7	3,867	4,391	66
Non-current tax assets		11,409	11,551	175
Deferred tax assets		2,945	3,850	58
Other non-current assets	10	14,369	13,718	207

Total non-current assets		163,541	174,742	2,641

Inventories	8	4,849	6,095	92
Trade receivables		91,531	99,959	1,510
Other current assets	10	73,359	97,751	1,477
Unbilled revenues		42,338	45,662	690
Available for sale investments	7	53,908	151,651	2291
Current tax assets		6,490	8,371	126
Derivative assets	13,14	5,077	3.486	53
Cash and cash equivalents	9	158,940	89,973	1,359

Total current assets		436,492	502,948	7,598

TOTAL ASSETS		600,033	677,690	10,239

EQUITY
Share capital		4,937	4,941	75
Share premium		14,031	14,532	220
Retained earnings		372,248	418,176	6,318
Share based payment reserve		1,312	1,950	29
Other components of equity		15,454	16,968	256

Equity attributable to the equity holders of the Company		407,982	456,567	6,898
Non-controlling interest		1,646	2,035	31

Total equity		409,628	458,602	6,929

LIABILITIES
Long - term loans and borrowings	11	12,707	16,427	248
Deferred tax liabilities		3,240	3,379	51
Derivative liabilities	13,14	71	50	1
Non-current tax liabilities		6,695	7,397	112
Other non-current liabilities	12	3,658	7,296	110
Provisions	12	5	15	—

Total non-current liabilities		26,376	34,564	522

Loans, borrowings and bank overdrafts	11	66,206	81,501	1,231
Trade payables and accrued expenses		58,745	61,918	935
Unearned revenues		16,549	19,122	289
Current tax liabilities		8,036	7,209	109
Derivative liabilities	13,14	753	908	14
Other current liabilities	12	12,223	12,622	191
Provisions	12	1,517	1,244	19

Total current liabilities		164,029	184,524	2,788

TOTAL LIABILITIES		190,405	219,088	3,310

TOTAL EQUITY AND LIABILITIES		600,033	677,690	10,239

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP Chartered Accountants Firm’s Registration No: 101248W/W- 100022	T K Kurien Executive Director & Chief Executive Officer	N Vaghul Director

Vijay Mathur Partner Membership No. 046476	Jatin Pravinchandra Dalal Chief Financial Officer	Rishad Premji Chief Strategy Officer & Executive Director	M Sanaulla Khan Company Secretary

Mumbai	Bangalore
January 18, 2016	January 18, 2016

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

( in millions, except share and per share data, unless otherwise stated)

		Three months ended December 31,			Nine months ended December 31,
	Notes	2014	2015	2015	2014	2015	2015
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)			Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)
Gross revenues	17	119,929	128,605	1,943	348,125	376,116	5,682
Cost of revenues	18	(82,867)	(90,270)	(1,364)	(238,675)	(260,881)	(3,941)
Gross profit		37,062	38,335	579	109,450	115,235	1,741
Selling and marketing expenses	18	(7,524)	(8,362)	(126)	(22,709)	(25,114)	(379)
General and administrative expenses	18	(6,426)	(7,010)	(106)	(19,217)	(20,710)	(313)
Foreign exchange gains/(losses), net		922	911	14	3,343	2,774	42
Results from operating activities		24,034	23,874	361	70,867	72,185	1,091
Finance expenses	19	(810)	(1,423)	(21)	(2,687)	(4,298)	(65)
Finance and other income	20	5,035	6227	94	14,383	17,663	267
Profit before tax		28,259	28,678	434	82,563	85,550	1,293
Income tax expense	16	(6,228)	(6,248)	(95)	(18,369)	(18,679)	(282)

Profit for the period		22,031	22,430	339	64,194	66,871	1,011

Attributable to:
Equity holders of the Company		21,928	22,341	338	63,808	66,572	1,006
Non-controlling interest		103	89	1	386	299	6

Profit for the period		22,031	22,430	339	64,194	66,871	1,011

Earnings per equity share: Attributable to equity share holders of the Company
Basic	21	8.92	9.09	0.14	25.97	27.10	0.41
Diluted		8.88	9.07	0.14	25.85	27.05	0.41
Weighted average number of equity shares used in computing earnings per equity share
Basic		2,457,766,859	2,457,022,905	2,457,022,905	2,457,491,867	2,456,551,992	2.456.551,992
Diluted		2,469,323,243	2,462,220,926	2,462,220,926	2,468,262,835	2,461,282,411	2,461,282,411

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP Chartered Accountants Firm’s Registration No: 101248W/W- 100022	T K Kurien Executive Director & Chief Executive Officer	N Vaghul Director

Vijay Mathur Partner Membership No. 046476	Jatin Pravinchandra Dalal Chief Financial Officer	Rishad Premji Chief Strategy Officer & Executive Director	M Sanaulla Khan Company Secretary

Mumbai	Bangalore
January 18, 2016	January 18, 2016

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

( in millions, except share and per share data, unless otherwise stated)

		Three months ended December 31,			Nine months ended December 31,
	Notes	2014	2015	2015	2014	2015	2015
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)			Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)
Profit for the period		22,031	22,430	339	64,194	66,871	1,011
Items that will not be reclassified to profit or loss Defined benefit plan actuarial gains/(losses)		(61)	(25)	—	(134)	(749)	(11)

		(61)	(25)	—	(134)	(749)	(11)

Items that may be reclassified subsequently to profit or loss
Foreign currency translation differences	15	872	147	2	2,475	3,674	56
Net change in fair value of cash flow hedges	13,16	406	716	11	836	(1,631)	(25)
Net change in fair value of available for sale investments	7,16	213	(199)	(3)	524	310	5

		1,491	664	10	3,835	2,353	36

Total other comprehensive income, net of taxes		1,430	639	10	3,701	1,604	25

Total comprehensive income for the period		23,461	23,069	349	67,895	68,475	1,036

Attributable to:
Equity holders of the Company		23,328	22,970	348	67,456	68,086	1,030
Non-controlling interest		133	99	1	439	389	6

		23,461	23,069	349	67,895	68,475	1,036

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP Chartered Accountants Firm’s Registration No: 101248W/W- 100022	T K Kurien Executive Director & Chief Executive Officer	N Vaghul Director

Vijay Mathur Partner Membership No. 046476	Jatin Pravinchandra Dalal Chief Financial Officer	Rishad Premji Chief Strategy Officer & Executive Director	M Sanaulla Khan Company Secretary

Mumbai	Bangalore
January 18, 2016	January 18, 2016

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

( in millions, except share and per share data, unless otherwise stated)

						Other components of equity				Equity attributable to
					Share	Foreign			Shares held
					based	currency	Cash flow		by	the equity	Non-
		Share	Share	Retained	payment	translation	hedging	Other	controlled	holders of the	controlling
Particulars	No. of Shares *	Capital	premium	earnings	reserve	reserve	reserve	reserves	trust	company	Interest	Total equity
As at April 1, 2014	2,466,317,273	4,932	12,664	314,952	1,021	10,060	499	(87)	(542)	343,499	1,387	344,886
Total comprehensive income for the period
Profit for the period	—	—	—	63,808	—	—	—	—	—	63,808	386	64,194
Other comprehensive income	—	—	—	—	—	2,475	836	337	—	3,648	53	3,701

Total comprehensive income for the period	—	—	—	63,808	—	2,475	836	337	—	67,456	439	67,895

Transaction with owners of the company, recognized directly in equity
Contributions by and distributions to owners of the Company
Issue of equity shares on exercise of options	2,378,448	5	781		(781)	—	—	—	—	5	—	5
Dividends	—	—	—	(14,350)	—	—	—	—	—	(14,350)	(322)	(14,672)
Compensation cost related to employee share based payment transactions	—	—	—	(11)	946	—	—	—	—	935	—	935
Sale of treasury shares #	—	—	458	—	—	—	—	—	542	1,000	—	1,000

	2,378,448	5	1,239	(14,361)	165	—	—	—	542	(12,410)	(322)	(12,732)

As at December 31, 2014	2,468,695,721	4,937	13,903	364,399	1,186	12,535	1,335	250	—	398,545	1,504	400,049

Convenience translation into US $ in million (Unaudited) Refer note 2(iv)		78	221	5,780	19	199	21	4	—	6,322	24	6,346

#	Includes gain on sale of treasury shares

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

( in millions, except share and per share data, unless otherwise stated)

	No. of Shares*	Share capital	Share premium	Retained earnings	Share based payment reserve	Other components of equity			Shares held by controlled trust	Equity attributable to the equity holders of the Company	Non-controlling interest	Total equity
Particulars						Foreign currency translation reserves	Cash flow hedging reserve	Other reserve
As at April 1,2015	2,469,043,038	4,937	14,031	372,248	1,312	11,249	3,550	655	—	407,982	1,646	409,628
Total comprehensive income for the period
Profit for the period	—	—	—	66,572	—	—	—	—	—	66,572	299	66,871
Other comprehensive income	—	—	—	—	—	3,584	(1,631)	(439)	—	1,514	90	1,604

Total comprehensive income for the period	—	—	—	66,572	—	3,584	(1,631)	(439)	—	68,086	389	68,475

Transaction with owners of the company, recognized directly in equity
Contributions by and distributions to owners of the Company
Issue of equity shares on exercise of options	1,359,190	4	501	—	(501)	—	—	—	—	4	—	4
Dividends	—	—	—	(20,701)	—	—	—	—	—	(20,701)	—	(20,701)
Compensation cost related to employee share based payment transactions	—	—	—	57	1,139	—	—	—	—	1,196	—	1,196

	1,359,190	4	501	(20,644)	638	—	—	—	—	(19,501)	—	(19,501)

As at December 31, 2015	2,470,402,228	4,941	14,532	418,176	1,950	14,833	1,919	216	—	456,567	2,035	458,602

Convenience translation into US $ in million (Unaudited) Refer note 2(iv)		75	220	6,318	29	224	29	3	—	6,898	31	6,929

*	Includes 16,640,212 and 14,829,824 treasury shares as of December 31, 2014 and 2015, respectively.

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP Chartered Accountants Firm’s Registration No: 101248W/W- 100022	T K Kurien Executive Director & Chief Executive Officer	N Vaghul Director

Vijay Mathur Partner Membership No. 046476	Jatin Pravinchandra Dalal Chief Financial Officer	Rishad Premji Chief Strategy Officer & Executive Director	M Sanaulla Khan Company Secretary

Mumbai	Bangalore
January 18, 2016	January 18, 2016

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

( in millions, except share and per share data, unless otherwise stated)

	Nine months ended December 31,
	2014	2015	2015
			Convenience Translation into USS in millions (Unaudited) Refer note 2(iv)
Cash flows from operating activities:
Profit for the period	64,194	66,871	1,011
Adjustments:
Loss/ (gain) on sale of property, plant and equipment and intangible assets, net	13	(10)	—
Depreciation and amortization	9,556	10,661	161
Exchange loss, net	3,919	3,130	47
Gain on sale of investments, net	(3,212)	(2,152)	(33)
Share based compensation expense	887	1,149	17
Income tax expense	18,369	18,679	282
Dividend and interest (income)/expenses, net	(10,646)	(14,510)	(219)
Changes in operating assets and liabilities; net of effects from acquisitions
Trade receivables	(8,155)	(8,036)	(121)
Unbilled revenue	(2,904)	(3,161)	(48)
Inventories	(2,068)	(1,246)	(19)
Other assets	(599)	2,086	32
Trade payables, accrued expenses and other liabilities and provision	(2,039)	3,589	54
Unearned revenue	3,071	2,573	39

Cash generated from operating activities before taxes	70,386	79,623	1,203

Income taxes paid net	(17,650)	(20,027)	(303)

Net cash generated from operating activities	52,736	59,596	900

Cash flows from investing activities:
Purchase of property, plant and equipment	(7,265)	(8,677)	(131)
Proceeds from sale of property, plant and equipment	543	501	8
Purchase of available for sale investments	(434,125)	(674,351)	(10,188)
Proceeds from sale of available for sale investments	415,450	580,382	8,768
Impact of investment hedging activities, net	—	395	6.00
Investment in inter-corporate deposits	(27,500)	(52,618)	(795)
Refund of inter-corporate deposits	13,500	26,500	400
Payment for deferred consideration in respect of business acquisition	(243)	—	—
Pavment for business acquisitions, net of cash acquired	(11,349)	(4,032)	(61)
Interest received	8,406	12,581	190
Dividend received	185	65	1

Net cash used in investing activities	(42,398)	(119,254)	(1,802)

Cash flows from financing activities:
Proceeds from issuance of equity shares/shares pending allotment	5	4	—
Repayment of loans and borrowings	(73,202)	(89,569)	(1,353)
Proceeds from loans and borrowings	83,637	100,828	1,523
Proceeds from sale of treasury shares	1,000	—	—
Interest paid on loans and borrowings	(701)	(1,030)	(16)
Pavment of cash dividend (including dividend tax thereon)	(14,672)	(20,701)	(313)

Net cash used in financing activities	(3,933)	(10,468)	(159)

Net increase/(decrease) in cash and cash equivalents during the period	6,405	(70,126)	(1,061)
Effect of exchange rate changes on cash and cash equivalents	215	455	7
Cash and cash equivalents at the beginning of the period	114,201	158,713	2,398

Cash and cash equivalents at the end of the period (Note 9)	120,821	89,042	1,344

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors
for B S R & Co. LLP Chartered Accountants Firm’s Registration No: 101248W/W- 100022	T K Kurien Executive Director & Chief Executive Officer	N Vaghul Director

Vijay Mathur Partner Membership No. 046476	Jatin Pravinchandra Dalal Chief Financial Officer	Rishad Premji Chief Strategy Officer & Executive Director	M Sanaulla Khan Company Secretary

Mumbai	Bangalore
January 18, 2016	January 18, 2016

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(  in millions, except share and per share data, unless otherwise stated)

1.	The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries (collectively, “the Company” or the “Group”) is a leading India based provider of IT Services, including Business Process Services (“BPS”), globally.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore—560035, Karnataka, India. Wipro has its primary listing with Bombay Stock Exchange and National Stock Exchange in India. The Company’s American Depository Shares representing equity shares are also listed on the New York Stock Exchange. These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on January 18, 2016.

2.	Basis of preparation of financial statements

(i)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2015. These condensed consolidated interim financial statements do not include all the information required for full annual financial statements prepared in accordance with IFRS.

(ii)	Basis of preparation

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting”.

The condensed consolidated interim financial statements correspond to the classification provisions contained in IAS 1(revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the statements of income and statements of financial position. These items are disaggregated separately in the Notes, where applicable. The accounting policies have been consistently applied to all periods presented in these condensed consolidated interim financial statements.

All amounts included in the condensed consolidated interim financial statements are reported in millions of Indian rupees ( in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures.

(iii)	Basis of measurement

The condensed consolidated interim financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items that have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Available-for-sale financial assets; and

c.	The defined benefit asset/ (liability) is recognised at the present value of the defined benefit obligation less fair value of plan assets.

(iv)	Convenience translation (unaudited)

The accompanying condensed consolidated interim financial statements have been prepared and reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the condensed consolidated interim financial statements as of and for the three months and nine months ended December 31, 2015, have been translated into United States dollars at the certified foreign exchange rate of $ 1 = 66.19, as published by the Federal Reserve Board of Governors on December 31, 2015. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

(v)	Use of estimates and judgment

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements is included in the following notes:

a)	Revenue recognition: The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable.

b)	Goodwill: Goodwill is tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of the cash generating unit is less than its carrying value. The recoverable amount of cash generating units is higher of value-in-use and fair value less cost to sell. The calculation involves use of significant estimates and assumptions which includes turnover and earnings multiples, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)	Income taxes: The major tax jurisdictions for the Company are India and the United States of America. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

d)	Deferred taxes: Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

e)	Business combination: In accounting for business combinations, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired, and liabilities and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

f)	Other estimates: The Company estimates the uncollectability of accounts receivable by analyzing historical payment patterns, customer concentrations, customer credit-worthiness and current economic trends. If the financial condition of a customer deteriorates, additional allowances may be required. The stock compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

Non-marketable equity investments are initially recorded at cost and subsequently measured at fair value. Fair value of investments is determined using the market and income approaches. The market approach includes the use of financial metrics and ratios of comparable companies, such as revenue, earnings, comparable performance multiples, recent financial rounds and the level of marketability of the investments. The selection of comparable companies requires management judgment and is based on a number of factors, including comparable company sizes, growth rates, and development stages. The income approach includes the use of discounted cash flow model, which requires significant estimates regarding the investees’ revenue, costs, and discount rates based on the risk profile of comparable companies. Estimates of revenue and costs are developed using available historical and forecast data.

3.	Significant accounting policies

Please refer to the Company’s Annual Report for the year ended March 31, 2015 for a discussion of the Company’s other critical accounting policies.

New	Accounting standards adopted by the Company:

The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended March 31, 2015, except for the adoption of new standards and interpretations effective as of April 1, 2015. Although these amendments apply for the first time in the current financial year, they do not have a material impact on the condensed consolidated interim financial statements.

New accounting standards not yet adopted:

A number of new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2015, and have not been applied in preparing these condensed consolidated interim financial statements. New standards, amendments to standards and interpretations that could have a potential impact on the consolidated financial statements of the Company are:

IFRS 9 – Financial instruments

In July 2014, the IASB completed its project to replace IAS 39, Financial Instruments: Recognition and Measurement by publishing the final version of IFRS 9: Financial Instruments. IFRS 9 introduces a single approach for the classification and measurement of financial assets according to their cash flow characteristics and the business model they are managed in, and provides a new impairment model based on expected credit losses. IFRS 9 also includes new guidance regarding the application of hedge accounting to better reflect an entity’s risk management activities especially with regard to managing non-financial risks. The new standard is effective for annual reporting periods beginning on or after January 1, 2018, while early application is permitted. The application of IFRS 9 may have a material impact on the classification, measurement and presentation of the Company’s financial assets and liabilities. The Company is currently assessing the impact of adopting IFRS 9 on the Company’s consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 supersedes all existing revenue requirements in IFRS (IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations). According to the new standard, revenue is recognized to depict the transfer of promised goods or services to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 establishes a five step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligation; changes in contract asset and liability account balances between periods and key judgments and estimates. The standard permits the use of either the retrospective or cumulative effect transition method. In September 2015, the IASB issued an amendment to IFRS 15, deferring the adoption of the standard to periods beginning on or after January 1, 2018. The Company is currently assessing the impact of adopting IFRS 15 on the Company’s consolidated financial statements.

IFRS 16 – Leases

On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related interpretations. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The Standard also contains enhanced disclosure requirements for lessees. The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Company is yet to evaluate the requirements of IFRS 16 and determine the impact on its consolidated financial statements.

4.	Property, plant and equipment

	Land	Buildings	Plant and machinery*	Furniture fixtures and equipment	Vehicles	Total
Gross carrying value:
As at April 1, 2014	3,687	24,062	72,310	12,347	966	113,372
Translation adjustment	5	119	815	(1)	(8)	930
Additions	—	307	8,996	669	26	9,998
Additions through business combination	—	96	805	161	1	1,063
Disposal / adjustments	—	(107)	(1,869)	(306)	(36)	(2,318)

As at December 31, 2014	3,692	24,477	81,057	12,870	949	123,045

Accumulated depreciation/impairment:
As at April 1, 2014	—	3,815	52,315	9,535	944	66,609
Translation adjustment	—	49	564	3	—	616
Depreciation	—	557	6,744	1,100	10	8,411
Disposal / adjustments	—	(94)	(1,444)	(193)	(31)	(1,762)

As at December 31, 2014	—	4,327	58,179	10,445	923	73,874

Capital work-in-progress						4,997

Net carrying value as at December 31, 2014						54,168

Gross carrying value:
As at April 1, 2014	3,687	24,062	72,310	12,347	966	113,372
Translation adjustment	(2)	50	122	(120)	(22)	28
Additions	—	446	11,978	873	36	13,333
Additions through business combination	—	89	871	120	1	1,081
Disposal / adjustments	—	(132)	(5,687)	(522)	(151)	(6,492)

As at March 31, 2015	3,685	24,515	79,594	12,698	830	121,322

	Land	Buildings	Plant and machinery*	Furniture fixtures and equipment	Vehicles	Total
Accumulated depreciation/impairment:
As at April 1, 2014	—	3,815	52,315	9,535	944	66,609
Translation adjustment	—	36	243	(71)	2	210
Depreciation	—	755	9,220	1,430	12	11,417
Disposal / adjustments	—	(93)	(5,149)	(258)	(149)	(5,649)

As at March 31, 2015	—	4,513	56,629	10,636	809	72,587

Capital work-in-progress						5,471

Net carrying value as at March 31, 2015						54,206

Gross carrying value:
As at April 1, 2015	3,685	24,515	79,594	12,698	830	121,322
Translation adjustment	12	187	1,412	70	(6)	1,675
Additions	—	962	10,604	878	9	12,453
Additions through business combination	—	14	—	41	—	55
Disposal / adjustments	—	(36)	(1,570)	(699)	(44)	(2,349)

As at December 31, 2015	3,697	25,642	90,040	12,988	789	133,156

Accumulated depreciation/impairment:
As at April 1, 2015	—	4,513	56,629	10,636	809	72,587
Translation adjustment	—	67	923	51	(2)	1,039
Depreciation	—	737	8,099	842	15	9,693
Disposal / adjustments	—	(57)	(1,154)	(581)	(36)	(1,828)

As at December 31, 2015	—	5,260	64,497	10,948	786	81,491

Capital work-in-progress						5,695

Net carrying value as at December 31, 2015						57,360

*	Including computer equipment and software

5.	Goodwill and intangible assets

The movement	in goodwill balance is given below:

	Year ended March 31, 2015	Nine months ended December 31, 2015
Balance at the beginning of the period	63,422	68,078
Translation adjustment	1,098	3,237
Acquisition through business combination, net	3,558	4,046

Balance at the end of the period	68,078	75,361

	Intangible assets
	Customer related	Marketing related	Total
Gross carrying value:
As at April 1, 2014	3,404	1,100	4,504
Translation adjustment	(248)	(24)	(272)
Acquisition through business combination	8,073	—	8,073

As at December 31, 2014	11,229	1,076	12,305

Accumulated amortization and impairment:
As at April 1, 2014	1,892	676	2,568
Translation adjustment	—	(37)	(37)
Amortization	812	164	976

As at December 31, 2014	2,704	803	3,507

Net carrying value as at December 31, 2014	8,525	273	8,798
Gross carrying value:
As at April 1, 2014	3,404	1,100	4,504
Translation adjustment	(1,015)	(95)	(1,110)
Disposal/ adjustment	—	(100)	(100)
Acquisition through business combination	8,228	—	8,228

As at March 31, 2015	10,617	905	11,522

Accumulated amortization and impairment:
As at April 1, 2014	1,892	676	2,568
Translation adjustment	—	(104)	(104)
Disposal/ adjustment	—	(82)	(82)
Amortization and impairment	1,044	165	1,209

As at March 31, 2015	2,936	655	3,591

Net carrying value as at March 31, 2015	7,681	250	7,931
Gross carrying value:
As at April 1, 2015	10,617	905	11,522
Translation adjustment	(55)	70	15
Acquisition through business combination	597	741	1,338

As at December 31, 2015	11,159	1,716	12,875

Accumulated amortization and impairment:
As at April 1, 2015	2,936	655	3,591
Translation adjustment	—	42	42
Amortization	836	132	968

As at December 31, 2015	3,772	829	4,601

Net carrying value as at December 31, 2015	7,387	887	8,274

Amortization expense on intangible assets is included in selling and marketing expenses in the condensed consolidated interim statements of income.

6.	Business combination

ATCO I-Tek Inc.

On August 15, 2014, the Company obtained control of ATCO I-Tek Inc, a Canadian entity, by acquiring 100% of its share capital and certain assets of IT services business of ATCO I-Tek Australia (hereafter the acquisitions are collectively referred to as ‘acquisition of ATCO I-Tek’) for an all-cash consideration of 11,071 (Canadian Dollars 198 million) post conclusion of closing conditions and fair value adjustments. ATCO I-Tek provides IT services to ATCO Group. The acquisition will strengthen Wipro’s IT services delivery model in North America and Australia.

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount	Fair value adjustments	Purchase price allocated
Net assets	1,330	(278)	1,052
Customer related intangibles	—	8,228	8,228
Deferred tax liabilities	—	(2,017)	(2,017)

Total	1,330	5,933	7,263

Goodwill			3,808

Total purchase price			11,071

The goodwill of 3,808 comprises value of expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

Designit AS

On August 6, 2015, the Company obtained control of Designit AS (“Designit”) by acquiring 100% of its share capital. Designit is a Denmark based global strategic design firm specializing in designing transformative product-service experiences. The acquisition will strengthen the Company’s digital offerings, combining engineering and transformative technology with human centered-design methods.

The acquisition was executed through a share purchase agreement for a consideration of 6,540 million (EUR 93 million) which includes a deferred earn-out component of 2,092 million (EUR 30 million), which is linked to achievement of revenues and earnings over a period of 3 years ending June 30, 2018. The fair value of the earn-out liability was estimated by applying the discounted cash flow approach considering discount rate of 13% and probability adjusted revenue and earnings estimates. This earn-out liability was fair valued at 1,287 million and recorded as part of preliminary purchase price allocation.

During the current period, an amount of 55 million (EUR 0.8 million) has been received by the Company on conclusion of certain closing conditions which has been recorded as a reduction of the purchase consideration, thereby resulting in reduction of goodwill as at December 31, 2015.

The following table presents the provisional allocation of purchase price:

Description	Pre-acquisition carrying amount	Fair value adjustments	Purchase price allocated
Net assets	586	—	586
Customer related intangibles	—	597	597
Brand	—	638	638
Non-compete agreement	—	103	103
Deferred tax liabilities	—	(290)	(290)

Total	586	1,048	1,634

Goodwill			4,046

Total purchase price			5,680

Net assets acquired include 359 of cash and cash equivalents and trade receivables valued at 392.

The goodwill of 4,046 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

The pro-forma effects of this acquisition on the Company’s operations were not material.

The purchase consideration has been allocated on a provisional basis based on management’s estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities. Finalization of the purchase price allocation may result in certain adjustments to the above allocation.

Cellent AG

On December 2, 2015, the Company entered into a share purchase agreement to acquire 100% share capital of Cellent AG, an IT consulting and software services company offering IT solutions and services to customers in Germany for a purchase consideration of EUR 80.4 million. This acquisition is expected to provide Wipro with scale and customer relationships, in the Manufacturing and Automotive domains in Germany, Switzerland and Austria region.

The acquisition was completed on January 5, 2016, after conclusion of customary closing conditions and receipt of regulatory approvals. The Company is in the process of allocating the purchase consideration to identifiable assets and liabilities.

Viteos Group

On December 23, 2015, the Company entered into an agreement to acquire Viteos Group, a BPaaS provider for the alternative investment management industry for a purchase consideration of USD 130 million. The acquisition is subject to customary closing conditions and regulatory approvals and will be completed in the quarter ending March 31, 2016.

7.	Available for sale investments

Available for sale investments consists of the following:

	As at March 31, 2015				As at December 31, 2015
	Cost*	Gross gain recognized directly in equity	Gross loss recognized directly in equity	Fair Value	Cost*	Gross gain recognized directly in equity	Gross loss recognized directly in equity	Fair Value
Investment in liquid and short-term mutual funds and others	56,437	1,340	(2)	57,775	154,426	1,616	—	156,042

Total	56,437	1,340	(2)	57,775	154,426	1,616	—	156,042

Current				53,908				151,651
Non-current				3,867				4,391

*	Available for sale investments include investments amounting to 107 (March 31, 2015: Nil) pledged for entering into currency future contracts.

8.	Inventories

Inventories consist of the following:

	As at
	March 31, 2015	December 31, 2015
Stores and spare parts	932	859
Raw materials and components	5	2
Finished goods and traded goods	3,912	5,234

	4,849	6,095

9.	Cash and cash equivalents

Cash and cash equivalents as of March 31, 2015 and December 31, 2015 consist of cash and balances on deposit with banks. Cash and cash equivalents consist of the following:

	As at
	March 31, 2015	December 31, 2015
Cash and bank balances	47,198	24,951
Demand deposits with banks (1)	111,742	65,022

	158,940	89,973

(1)	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Demand deposits with banks include deposits pledged to banks amounting to 114 (March 31, 2015: Nil).

Cash and cash equivalents consists of the following for the purpose of the cash flow statement:

	As at
	December 31, 2014	December 31, 2015
Cash and cash equivalents	122,113	89,973
Bank overdrafts	(1,292)	(931)

	120,821	89,042

10.	Other assets

	As at
	March 31, 2015	December 31, 2015
Current
Inter corporate and term deposits (1) (2)	38,500	64,618
Prepaid expenses	10,562	10,839
Due from officers and employees	3,488	3,867
Finance lease receivables	3,461	2,023
Advance to suppliers	2,430	1,840
Deferred contract costs	3,610	3,930
Interest receivable	5,290	5,292
Deposits	763	593
Balance with excise, customs and other authorities	1,786	1,708
Others (3) (4)	3,469	3,041

	73,359	97,751

Non current
Prepaid expenses including rentals for leasehold land	6,630	6,983
Finance lease receivables	2,899	2,163
Deferred contract costs	4,445	3,959
Deposits	65	150
Others	330	463

	14,369	13,718

Total	87,728	111,469

(1)	Such deposits earn a fixed rate of interest and will be liquidated within 12 months.
(2)	Term deposits include deposits amounting to 114 (March 31, 2015: 300) which are lien marked as margin money deposits.
(3)	Others include 27 (March 31, 2015: 77) due from Wipro Enterprises Private Limited (formerly Wipro Enterprises Limited) and its subsidiaries.
(4)	Others include 370 (March 31, 2015: 400) representing assets held for sale.

11.	Loans and borrowings

A summary of loans and borrowings is as follows:

	As at
	March 31, 2015	December 31, 2015
Short-term borrowings from banks	64,335	80,574
External commercial borrowings	9,375	9,924
Obligations under finance leases	4,878	6,928
Term loans	325	502

Total loans and borrowings	78,913	97,928

12.	Other liabilities and provisions

	As at
	March 31, 2015	December 31, 2015
Other liabilities
Current:
Statutory and other liabilities	3,530	4,008
Employee benefit obligations	4,802	5,341
Advance from customers	2,200	1,495
Others (1)	1,691	1,778

	12,223	12,622

Non-current:
Employee benefit obligations	3,062	5,313
Others	596	1,983

	3,658	7,296

Total	15,881	19,918

(1)	Others include 66 (March 31, 2015: 340) due to Wipro Enterprises Private Limited (formerly Wipro Enterprises Limited) and its subsidiaries

	As at
	March 31, 2015	December 31, 2015
Provisions
Current:
Provision for warranty	306	333
Others	1,211	911

	1,517	1,244

Non-current:
Provision for warranty	5	15

Total	1,522	1,259

Provision for warranty represents cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 to 2 years. Other provisions primarily include provisions for tax related contingencies and litigations. The timing of cash outflows in respect of such provision cannot be reasonably determined.

13.	Financial instruments

Derivative assets and liabilities:

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	As at
	March 31, 2015		December 31, 2015
Designated derivative instruments
Sell		$836		$896
		£198		£248
		€220		€283
	AUD	83	AUD	132
Interest rate swaps		$150		$150
Net investment hedges in foreign operations
Others		$145		$95
Non designated derivative instruments
Sell		$1,304		$815
		£67		£52
		€60		€82
	AUD	53	AUD	39
		¥490		¥490
	SGD	13	SGD	3
	ZAR	69	ZAR	109
	CAD	30	CAD	11
	CHF	10	CHF	10
Buy		$790		$970

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	As at December 31,
	2014	2015
Balance as at the beginning of the period	567	4,268
Deferred cancellation gain/ (loss)	(9)	6
Changes in fair value of effective portion of derivatives	1,046	(1,947)

Gain/ (loss) on cash flow hedging derivatives, net	1,037	(1,941)

Balance as at the end of the period	1,604	2,327

Deferred tax asset/ (liability) thereon	(269)	(408)

Balance as at the end of the period, net of deferred tax	1,335	1,919

As at March 31, 2015, December 31, 2014 and 2015, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.

14.	Fair value hierarchy

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled revenues, finance lease receivables, employee and other advances and eligible current and non-current assets, long and short-term loans and borrowings, finance lease payables, bank overdrafts, trade payable, eligible current liabilities and non-current liabilities. The fair value of financial assets and liabilities approximate their carrying amount largely due to the short-term nature of such assets and liabilities.

Investments in liquid and short-term mutual funds, which are classified as available-for-sale are measured using quoted market prices at the reporting date multiplied by the quantity held.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value of hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at March 31, 2015				As at December 31, 2015
Particulars	Fair value measurements at reporting date using				Fair value measurements at reporting date using
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets
Derivative instruments
- Cash flow hedges	4,237	—	4,237	—	2,529	—	2,529	—
- Net investment hedges	140	—	140	—	—	—	—	—
- Others	1,436	—	912	524	1,194	—	650	544
Available for sale financial assets:
- Investment in liquid and short- term mutual funds	10,202	10,202	—	—	49,134	49,134	—	—
- Other Investments	43,706	2,046	41,660	—	102,517	2,487	100,030	—
-Investment in equity instruments	3,867	—	—	3,867	4,391	—	—	4,391
Liabilities
Derivative instruments
- Cash flow hedges	80	—	80	—	196	—	196	—
- Net investment hedges	264	—	264	—	210	—	210	—
- Others	480	—	480	—	552	—	552	—
Contingent consideration	110	—	—	110	1,612	—	—	1,612

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters into derivative financial instruments with various counter-parties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As on December 31, 2015, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Available for sale investments (Investment in commercial papers): Fair value of available-for-sale financial assets is derived based on the indicative quotes of price and yields prevailing in the market as on December 31, 2015.

Details of assets and liabilities considered under Level 3 classification:

	Available for sale investments – Equity instruments	Derivative Assets – Others	Liabilities – Contingent consideration
Opening balance as on April 1, 2014	2,676	110	(789)
Additions	546	433	—
Disposals/ payouts	(916)	—	39
Measurement period adjustment to goodwill	—	—	193
Gain/loss recognized in statement of income	608	(19)	447
Gain recognized in other comprehensive income	953	—	—

Closing balance as on March 31, 2015	3,867	524	(110)

	Available for sale investments – Equity instruments	Derivative Assets – Others	Liabilities – Contingent consideration
Opening balance as on April 1, 2015	3,867	524	(110)
Additions	338	—	(1,373)
Gain/loss recognized in statement of income	—	20	—
Gain/loss recognized in foreign currency translation reserve	—	—	(45)
Gain/loss recognized in other comprehensive income	186	—	—
Loss included in ‘Finance Expense’ – Net change in fair value (unrealized)	—	—	(84)

Closing balance as on December 31, 2015	4,391	544	(1,612)

Description of significant unobservable inputs to valuation:

Item	Valuation technique	Significant unobservable inputs	Input	Sensitivity of the input to fair value
Available for sale investments in unquoted equity shares	Discounted cash flow model	Long term growth rate	2%	0.5% increase (decrease) in growth rate would result in increase (decrease) in fair value of AFS investments by 44, (40) respectively

		Discount rate	14%	0.5% increase (decrease) in discount rate would result in increase (decrease) in fair value of AFS investments by 85 (91) respectively

Market multiple approach		Revenue multiple	4.1X	0.5% increase (decrease) in revenue multiple would result in increase (decrease) in fair value of AFS investments by 148 (152) respectively

Derivative assets	Option pricing model	Volatility of comparable companies	45%	2.5% increase (decrease) in volatility would result in increase (decrease) in fair value of the derivative asset by 34, (34) respectively

		Time to liquidation event	4.5 years	1 year increase (decrease) in time to liquidation event would result in increase (decrease) in fair value of the derivative asset by 67, (75), respectively

15.	Foreign currency translation reserve

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	As at December 31,
	2014	2015
Balance at the beginning of the period	10,060	11,249

Translation difference related to foreign operations, net	2,475	4,174
Change in effective portion of hedges of net investment in foreign operations	—	(590)

Total change during the period	2,475	3,584

Balance at the end of the period	12,535	14,833

16.	Income taxes

Income tax expense / (credit) has been allocated as follows:

	Three months ended December 31,		Nine months ended December 31,
	2014	2015	2014	2015
Income tax expense as per the statement of income	6,228	6,248	18,369	18,679
Income tax included in other comprehensive income on:
Unrealized gain on available for sale investments	75	(43)	139	(47)
Gain / (loss) on cash flow hedging derivatives	71	165	200	(310)
Defined benefit plan actuarial gains / (losses)	(18)	(7)	(39)	(211)

Total income taxes	6,356	6,363	18,669	18,111

Income tax expense consists of the following:

	Three months ended December 31		Nine months ended December 31
	2014	2015	2014	2015
Current taxes
Domestic	4,378	4,742	14,566	14,897
Foreign	3,128	1,323	5,375	3,867

	7,506	6,065	19,941	18,764

Deferred taxes
Domestic	(176)	(32)	(487)	(296)
Foreign	(1,102)	215	(1,085)	211

	(1,278)	183	(1,572)	(85)

Total income tax expense	6,228	6,248	18,369	18,679

Income tax expense is net of reversal of provisions recorded in earlier periods, which are no longer required, amounting to 5 and 314 for the three months ended December 31, 2014 and 2015 respectively and 515 and 939 for the nine months ended December 31, 2014 and 2015 respectively.

17.	Revenues

	Three months ended December 31,		Nine months ended December 31,
	2014	2015	2014	2015
Rendering of services	112,291	121,764	323,932	355,098
Sale of products	7,638	6,841	24,193	21,018

Total revenues	119,929	128,605	348,125	376,116

18.	Expenses by nature

	Three months ended December 31,		Nine months ended December 31,
	2014	2015	2014	2015
Employee compensation	57,175	61,465	168,011	181,786
Sub-contracting/technical fees	14,137	17,410	38,908	47,851
Cost of hardware and software	7,404	7,065	23,098	20,630
Travel	6,171	6,461	16,521	18,102
Facility expenses	3,880	4,316	10,917	12,441
Depreciation and amortization	3,647	3,764	9,556	10,661
Communication	1,386	1,262	3,887	3,821
Legal and professional fees	1,013	931	2,676	2,854
Rates, taxes and insurance	535	680	1,593	1,976
Advertisement	365	610	1,066	1,661
Provision for doubtful debt	65	445	642	1,108
Miscellaneous expenses	1,039	1,233	3,726	3,814

Total cost of revenues, selling and marketing and general and administrative expenses	96,817	105,642	280,601	306,705

19.	Finance expense

	Three months ended December 31,		Nine months ended December 31,
	2014	2015	2014	2015
Interest expense	96	360	525	1,001
Exchange fluctuation on foreign currency borrowings, net	714	1,063	2,162	3,297

Total	810	1,423	2,687	4,298

20.	Finance and other income

	Three months ended December 31,		Nine months ended December 31,
	2014	2015	2014	2015
Interest income	4,060	5,315	10,985	15,446
Dividend income	14	11	185	65
Gain on sale of investments	961	901	3,213	2,152

Total	5,035	6,227	14,383	17,663

21.	Earnings per equity share

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended December 31,		Nine months ended December 31,
	2014	2015	2014	2015
Profit attributable to equity holders of the Company	21,928	22,381	63,808	66,612
Weighted average number of equity shares outstanding	2,457,766,859	2,457,022,905	2,457,491,867	2,456,551,992
Basic earnings per share	8.92	9.09	25.97	27.10

Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the period). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Three months ended December 31,		Nine months ended December 31,
	2014	2015	2014	2015
Profit attributable to equity holders of the Company	21,928	22,381	63,808	66,612
Weighted average number of equity shares outstanding	2,457,766,859	2,457,022,905	2,457,491,867	2,456,551,992
Effect of dilutive equivalent share options	11,556,384	5,198,021	10,770,968	4,730,419

Weighted average number of equity shares for diluted earnings per share	2,469,323,243	2,462,220,926	2,468,262,835	2,461,282,411

Diluted earnings per share	8.88	9.07	25.85	27.05

22.	Employee benefits

a) Employee costs include

	Three months ended December 31,		Nine months ended December 31,
	2014	2015	2014	2015
Salaries and bonus	55,718	59,536	163,678	176,388
Employee benefit plans
Gratuity	162	229	485	693
Contribution to provident and other funds	990	1,333	2,961	3,556
Share based compensation	305	367	887	1,149

	57,175	61,465	168,011	181,786

b) The employee benefit cost is recognized in the following line items in the statement of income

	Three months ended December 31,		Nine months ended December 31,
	2014	2015	2014	2015
Cost of revenues	48,528	52,133	141,836	153,968
Selling and marketing expenses	5,415	5,745	16,492	17,520
General and administrative expenses	3,232	3,587	9,683	10,298

	57,175	61,465	168,011	181,786

The Company has granted 20,000 and 2,850,400 options under RSU option plan during the three and nine months ended December 31, 2015 respectively (Nil and 2,480,000 for three and nine months ended December 31, 2014); 200,000 and 1,697,700 options under ADS during the three and nine months ended December 31, 2015 respectively (Nil and 1,689,500 for three and nine months ended December 31, 2014).

23.	Commitments and contingencies

Capital commitments: As at March 31, 2015 and December 31, 2015, the Company had committed to spend approximately 1,262 and  1,640 respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2015 and December 31, 2015, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately 21,235 and 24,078, respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims (including tax assessment orders/ penalty notices) which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. The significant of such matters are discussed below.

In March 2004, the Company received a tax demand for year ended March 31, 2001 arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 (Act) in respect of profit earned by the Company’s undertaking in Software Technology Park at Bangalore. The same issue was repeated in the successive assessments for the years ended March 31, 2002 to March 31, 2010 and the aggregate demand is 46,515 (including interest of 13,673). The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2007. Further appeals have been filed by the Income tax authorities before the Hon’ble High Court. The Hon’ble High Court has heard and disposed-off majority of the issues in favor of the Company up to year ended March 31, 2004.

On similar issues for years prior to years ended March 2001, the Hon’ble High Court in Karnataka has upheld the claim of the Company under section 10A of the Act. For the years ended March 31, 2008 and March 31, 2009, the appeals are pending before Income Tax Appellate Tribunal (Tribunal). For year ended March 31, 2010, the Dispute Resolution Panel (DRP) allowed the claim of the Company under section 10A of the Act. The Income tax authorities have filed an appeal before the Tribunal.

For year ended March 31, 2011, the Company received the draft assessment order in March 2015, on similar grounds as that of earlier years, with a demand of 7,852 (including interest of 2,547). On Company’s appeal before DRP, favorable directions have been received during this quarter ended December 31, 2015 allowing majority of the issues in favor of the company in line with the order of Hon’ble High Court.

Considering the facts and nature of disallowance and the orders of the appellate authority and the Honorable Karnataka High Court upholding the claims of the Company for earlier years, the Company believes that the final outcome of the above disputes should be in favor of the Company and there should not be any material adverse impact on the financial statements.

The Contingent liability in respect of disputed demands for excise duty, customs duty, sales tax and other matters amounts to 2,560 and 2,656 as of March 31, 2015 and December 31, 2015, respectively.

24.	Segment information

The Company is organized by the following operating segments; IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals as follows: Banking, Financial Services and Insurance (BFSI), Healthcare and Life Sciences (HLS), Retail, Consumer, Transport and Government (RCTG), Energy, Natural Resources and Utilities (ENU), Manufacturing (MFG), Global Media and Telecom (GMT). It also includes Others which comprises dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income. Key service offering to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, digital, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

The Chairman and Managing Director of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments”. The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the three months ended December 31, 2014 is as follows:

	IT Services								IT Products	Reconciling Items	Entity total
	BFSI	HLS	RCTG	ENU	MFG	GMT	Others	Total
Revenue	29,177	13,247	16,005	18,637	20,718	15,661	—	113,445	7,740	(334)	120,851
Segment Result	7,035	2,981	3,255	4,262	4,228	3,438	—	25,199	89	(796)	24,492
Unallocated								(458)	—	—	(458)
Segment Result Total								24,741	89	(796)	24,034
Finance expense											(810)
Finance and other income											5,035
Profit before tax											28,259
Income tax expense											(6,228)
Profit for the period											22,031
Depreciation and amortization											3,647

Information on reportable segment for the three months ended December 31, 2015 is as follows:

	IT Services								IT Products	Reconciling Items	Entity total
	BFSI	HLS	RCTG	ENU	MFG	GMT	Others	Total
Revenue	32,322	14,719	19,158	17,708	22,683	16,557	—	123,147	6,503	(134)	129,516
Segment Result	7,199	3,188	3,809	3,436	4,142	3,093	—	24,867	(505)	(441)	23,921
Unallocated								(47)	—	—	(47)
Segment Result Total								24,820	(505)	(441)	23,874
Finance expense											(1,423)
Finance and other income											6,227
Profit before tax											28,678
Income tax expense											(6,248)
Profit for the period											22,430
Depreciation and amortization											3,764

Information on reportable segment for the Nine months ended December 31, 2014 is as follows:

	IT Services								IT Products	Reconciling Items	Entity total
	BFSI	HLS	RCTG	ENU	MFG	GMT	Others	Total
Revenue	85,653	36,713	45,951	53,792	59,721	45,933	—	327,763	24,552	(847)	351,468
Segment Result	19,904	7,534	9,648	13,483	12,630	10,696	583	74,478	316	(2,321)	72,473
Unallocated								(1,606)	—	—	(1,606)
Segment Result Total								72,872	316	(2,321)	70,867
Finance expense											(2,687)
Finance and other income											14,383
Profit before tax											82,563
Income tax expense											(18,369)
Profit for the period											64,194
Depreciation and amortization											9,556

Information on reportable segment for the nine months ended December 31, 2015 is as follows:

	IT Services								IT Products	Reconciling Items	Entity total
	BFSI	HLS	RCTG	ENU	MFG	GMT	Others	Total
Revenue	95,595	41,453	54,650	52,949	66,769	47,932	—	359,348	20,119	(577)	378,890
Segment Result	21,147	8,991	10,211	10,745	13,270	8,928	—	73,292	(574)	(1,292)	71,426
Unallocated								759	—	—	759
Segment Result Total								74,051	(574)	(1,292)	72,185
Finance expense											(4,298)
Finance and other income											17,663
Profit before tax											85,550
Income tax expense											(18,679)
Profit for the period											66,871
Depreciation and amortization											10,661

The Company has four geographic segments: India, Americas, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Three months ended December 31		Nine months ended December 31
	2014	2015	2014	2015
India	10,649	12,075	32,388	37,502
Americas	58,735	65,551	168,744	190,706
Europe	31,818	31,309	94,069	91,944
Rest of the world	19,649	20,581	56,267	58,738

	120,851	129,516	351,468	378,890

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

No client individually accounted for more than 10% of the revenues during the nine months ended December 31, 2014 and 2015.

Notes:

a)	‘Reconciling items’ includes elimination of inter-segment transactions, dividend income/ gains/ losses relating to strategic investments and other corporate activities.

b)	Segment result represents operating profits of the segments and dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

c)	Revenues include excise duty of 2 and Nil for the nine months ended December 31, 2014 and 2015, respectively. For the purpose of segment reporting, the segment revenues are net of excise duty. Excise duty is reported in reconciling items.

d)	Revenue from sale of traded cloud based licenses is reported as part of IT Services revenues.

e)	For the purpose of segment reporting, the Company has included the impact of ‘foreign exchange gains / (losses), net’ in revenues (which is reported as a part of operating profit in the statement of income).

f)	For evaluating performance of the individual business segments, stock compensation expense is allocated on the basis of straight line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual business segments is reported in reconciling items.

g)	For evaluating the performance of the individual business segments, amortization of intangibles arising out of business combinations are reported in reconciling items.

h)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. Corporate treasury provides internal financing to the business units offering multi-year payments terms. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

25.	List of subsidiaries as of December 31, 2015 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro LLC (formerly Wipro, Inc.)			USA
	Wipro Gallagher Solutions, Inc.	Opus Capital Markets Consultants LLC	USA USA

	Infocrossing, Inc.		USA
	Wipro Promax Analytics Solutions LLC [Formerly Promax Analytics Solutions Americas LLC]		USA

	Wipro Insurance Solutions LLC Wipro Data Centre and Cloud Services, Inc. (formerly Macaw Merger, Inc.) Wipro IT Services, Inc.		USA USA USA

Wipro Overseas IT Services Pvt. Ltd			India

Wipro Japan KK			Japan

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro Holdings (Mauritius) Limited			Mauritius
	Wipro Holdings UK Limited		U.K.
		Wipro Information Technology Austria GmbH(A) (Formerly Wipro Holdings Austria GmbH) Wipro Digital Aps (A)	Austria Denmark
		3D Networks (UK) Limited Wipro Europe Limited (formerly SAIC Europe Limited) (A)	U.K. U.K.
		Wipro Promax Analytics Solutions (Europe) Limited (formerly Promax Analytics Solutions (Europe) Ltd)	UK

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Cyprus Private Limited			Cyprus
	Wipro Doha LLC#		Qatar
	Wipro Technologies S.A DE C.V		Mexico
	Wipro BPO Philippines LTD. Inc		Philippines
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary

	Wipro Technologies Argentina SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Limited*		Saudi Arabia
	Wipro Poland Sp. Z.o.o		Poland
	Wipro IT Services Poland Sp. z o. o		Poland
	Wipro Technologies Australia Pty Ltd (formerly Promax Applications Group Pty Ltd)		Australia
	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Information Technology Netherlands BV.		Netherland

		Wipro Portugal S.A.(A)	Portugal
		Wipro Technologies Limited, Russia	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro IT Services Ukraine LLC	Ukraine
		Wipro Technologies Norway AS	Norway
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C	Peru
	Wipro Technologies SRL		Romania
	PT WT Indonesia		Indonesia

	Wipro Australia Pty Limited		Australia
		Wipro Promax Holdings Pty Ltd (formerly Promax Holdings Pty Ltd) (A)	Australia

	Wipro (Thailand) Co Limited		Thailand

	Wipro Bahrain Limited WLL		Bahrain
	Wipro Gulf LLC		Sultanate of Oman

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Networks Pte Limited (formerly 3D Networks Pte Limited)			Singapore
	Wipro (Dalian) Limited		China

	Wipro Technologies SDN BHD		Malaysia

Wipro Chengdu Limited			China

Wipro Airport IT Services Limited*			India

*	All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited and 74% of the equity securities of Wipro Airport IT Services Limited.
#	51% of equity securities of Wipro Doha LLC are held by a local share holder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’ and ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa.

Wipro LLC a wholly owned subsidiary of Wipro Limited has invested in Drivestream Inc and holds 19.02% of equity.

(A)	Step Subsidiary details of Wipro Information Technology Austria GmbH, Wipro Europe Limited, Wipro Portugal S.A, Wipro Promax Holdings Pty Ltd and Wipro Digital Aps are as follows:

Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Information Technology Austria GmbH (Formerly Wipro Holdings Austria GmbH)		Austria
	Wipro Technologies Austria GmbH	Austria
	New Logic Technologies SARL	France

Wipro Europe Limited (formerly SAIC Europe Limited)		U.K.
	Wipro UK Limited	U.K.
	Wipro Europe SARL	France

Wipro Portugal S.A.		Portugal
	SAS Wipro France	France
	Wipro Retail UK Limited	U.K.
	Wipro do Brasil Technologia Ltda	Brazil
	Wipro Technologies Gmbh	Germany
	Wipro Do Brasil Sistemetas De Informatica Ltd	Brazil

Wipro Promax Holdings Pty Ltd (formerly Promax Holdings Pty Ltd)		Australia
	Wipro Promax IP Pty Ltd (formerly PAG IP Pty Ltd)	Australia

Wipro Digital Aps	Designit A/S Designit Denmark A/S Designit MunchenGmbH Denextep Consulting S.L Designit Oslo A/S Designit Sweden AB Designit T.L.V Ltd. Designit Tokyo Ltd.	Denmark Denmark Denmark Germany Spain Norway Sweden Israel Japan

26.	Bank Balances

Details of balances with banks as of December 31, 2015 are as follows:

Bank Name	In Current Account	In Deposit Account	Total
Axis Bank	9	21,650	21,659
Bank of Baroda	—	17,640	17,640
Citi Bank	15,122	1,429	16,551
ICICI Bank	37	7,760	7,797
Yes Bank	1	4,900	4,901
Canara Bank	—	4,150	4,150
Oriental Bank of Commerce	—	4,000	4,000
HSBC	2,236	1,322	3,558
Wells Fargo Bank	1,945	—	1,945
HDFC	106	931	1,037
Bank of Montreal	720	—	720
Saudi British Bank	213	440	653
Corporation Bank	—	500	500
BMO Harris Bank	487	—	487
Standard Chartered Bank	360	—	360
Others including cash and cheques on hand	3,715	300	4,015

Total	24,951	65,022	89,973

27.	Events after the reporting period

On January 18, 2016, the Board of Directors of the Company declared an interim dividend of 5 ($ 0.08) per equity share and ADR (250% on an equity share of par value of 2).

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP	T K Kurien	N Vaghul
Chartered Accountants	Executive Director	Director
Firm’s Registration No: 101248W/W-100022	& Chief Executive Officer

Vijay Mathur	Jatin Pravinchandra Dalal	Rishad Premji	M Sanaulla Khan
Partner	Chief Financial Officer	Chief Strategy Officer	Company Secretary
Membership No. 046476		& Executive Director

Mumbai	Bangalore
January 18, 2016	January 18, 2016